

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Andrea Melia
Chief Financial Officer and Treasurer
Aberdeen Standard Platinum ETF Trust
c/o Aberdeen Standard Investments ETFs Sponsor LLC
712 Fifth Avenue, 49th Floor
New York , NY 10019

      Re: Aberdeen Standard Platinum ETF Trust
          Form 10-K for the Fiscal Year Ending December 31, 2021
          Filed March 1, 2022
          File No. 001-34590

Dear Andrea Melia :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction